Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: evlam2000@aol.com

February 25, 2009

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Digital Yearbook, Inc.
Form 8-K filed December 23, 2008
File No. 000-52917

Dear Mr. Krikorian:

This is in response to the comment letter dated December 29, 2008 concerning Digital Yearbook’s 8-K filed on December 23, 2008.

Comment 1: We note that you have not provided certain required disclosures with respect to the resignation, declination or dismissal of your former certifying accountant.  Please revise your disclosures to comply with the requirements in Item 304(a)1) of Regulation S-K.

Response: Complied with.  The Company has revised its disclosures to comply with the requirements of Item 304(a)(1) of Regulation S-K.  See Form 8-K/A.

Comment 2: Please explain how you comply with Item 304(a)(3) of Regulation S-K.  That is, you are required to provide the former accountant with a copy of the disclosures you are making in response to Item 304(a) and request that the former accountant furnish a letter to the Commission stating whether it agrees with the statements made in response to Item 304(a) of Regulation S-K.

Response: Complied with. We have provided the former accountant with a copy of the disclosures we are making and requested that the former accountant furnish a letter to the Commission stating whether it agrees with the statements made. Exhibit 16.1 attached to the Form 8-K/A contains the former accountant’s letter.

SEC Response Letter
February 25, 2009

Comment 3: We note that you appointed a new certifying accountant on December 19, 2008.  Please clarify whether prior to engaging the new accountant, you or someone on your behalf consulted with the new accountant regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered.  Refer to Item 304(a) of Regulation S-K.

Response: Complied with.  The disclosures have been revised in the Form 8-K/A to address this comment. Additionally, the Company had informed our new certifying accountant about the issues with our prior certifying accountant related to the filings of the June 30 and September 30 2008 10-Q’s.

Comment 4: Explain why you have appointed a new certifying accountant that is located in Michigan when your principle offices are located in Nevada.

Mr. Arunkumar Rajapandy, the Company’s then CFO (now CEO and President), and Mr. Rodney Brewer, the Company’s then CEO, were familiar with Maddox Ungar Silberstein, PLLC (“MUS”), and certain consultants that have worked with Company management worked with Companies that worked with MUS in the past.  MUS has clients located through-out North America, Asia, and Europe and assured us that our location was not an issue.  Company management believed that MUS was the appropriate choice to be the Company’s new certifying accountant, and when brought to the Board of Directors for a vote, MUS was approved.

The Company believes that it has addressed the comments of the Commission in regards to its 8-K filing of December 23, 2008.  If there are any further questions or comments please do not hesitate to contact the undersigned.

Sincerely,

/S/ Joseph Pittera

Joseph Pittera